July 18, 2019

Kevin Brian Cox
Chief Executive Officer
Surge Holdings, Inc.
3124 Brother Blvd 104
Bartlett, TN 38133

       Re: Surge Holdings, Inc.
           Form 10-Q for the Quarterly Period Ended March 31, 2019 Filed May 15, 2019
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed April 1, 2019
           File No. 000-52522

Dear Mr. Cox:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended March 31, 2019

Notes to Consolidated Financial Statements
Business Description, page 8

1. We note your disclosure that your business "focus has significantly expanded to include the pursuit of the following business models" which include "Surge Digital Assets,"
      "Surge Cryptocurrency," "Surge Utility Token," and other fintech products and services.
      Revise and expand your disclosures to focus clearly on the current or proposed operations of your cryptocurrency, token, and fintech business lines and address the stage of development of these businesses. Provide additional detail regarding the sale of your cryptocurrency assets to a related party. Please also discuss related business risks and challenges, including any known trends or uncertainties that are reasonably expected to have a material impact on results of operations or financial condition. Kevin Brian Cox
Surge Holdings, Inc.
July 18, 2019
Page 2
2. Describe your plan of operations for the next 12 months for your digital assets businesses and disclose any known or anticipated material commitments for capital expenditures and the sources of funds for such expenditures.
3. Advise us how you will determine whether your digital assets are securities (e.g. the
         "Surge Utility Token"). Disclose the risk that federal and state securities laws may apply to their distribution.
4. To the extent federal, state, local or foreign regulation of cryptocurrencies and digital assets may have a material effect on your business or intended business, you should disclose the effect of existing or probable governmental regulation. General

5. We note your disclosures stating that the "launch target for the Surge Utility Token is Q4
         2018." Your website states that you anticipated launching the Surge Utility Token on
         December 15, 2018. Please clarify the operational status of your Surge Utility Token and disclose whether you have issued any tokens.
Form 10-K for the Fiscal Year Ended December 31, 2018

Part III
Item 10: Directors, Executive Officers and Corporate Governance, page 39

6. We note that your CEO was the subject of an October 2018 consent decree that required his withdrawal from any management role of the company's operations in Oklahoma.
         Provide the disclosure required by Item 401(f) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Robert S.
Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess,
Attorney-Adviser, at (202) 551-7951 or Larry Spirgel, Assistant Director, at
(202) 551-3810 with
any other questions.



FirstName LastNameKevin Brian Cox                               Sincerely,
Comapany NameSurge Holdings, Inc.
                                                                Division of
Corporation Finance
July 18, 2019 Page 2                                            Office of
Telecommunications
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